United States securities and exchange commission logo





                            December 7, 2023

       Quan Long
       Chief Executive Officer
       Autohome Inc.
       18th Floor Tower B, CEC Plaza
       3 Dan Ling Street
       Haidian District, Beijing 10080
       The People's Republic of China

                                                        Re: Autohome Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36222

       Dear Quan Long:

              We have reviewed your November 17, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   We note your responses
to the staff   s questions about your treatment of time deposits.
                                                        Please note that, based
on your description of such assets, we do not necessarily agree with your view that the
time deposits may be treated as    cash items    for purposes of
                                                        section 3(a)(1)(C) of
the Investment Company Act of 1940, as amended (   Company
                                                        Act   ). Please
supplement your previously proposed risk factor regarding the Company   s
                                                        status under the
Company Act to reflect the foregoing and provide us with the proposed disclosures that you
will include in future filings.
 Quan Long
FirstName
Autohome LastNameQuan    Long
          Inc.
Comapany7,
December  NameAutohome
             2023         Inc.
December
Page 2    7, 2023 Page 2
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Craig Yan Zeng